FAIRFIELD COMMUNITIES, INC. EXECUTES DEFINITIVE AGREEMENT TO SELL
               FIRST FEDERAL SAVINGS AND LOAN OF CHARLOTTE


LITTLE ROCK, ARKANSAS, April 6, 1994 -- Fairfield Communities, Inc. (NASDAQ: FFCI) announced today that it has executed a definitive agreement to sell its wholly owned subsidiary, First Federal Savings and Loan Association of Charlotte, to Security Capital Bancorp (NASDAQ: SCBC). The purchase price for First Federal is $40.4 million plus, subject to certain limitations, First Federal's pre-tax earnings from October 1, 1993 through the closing date. At September 30, 1993, First Federal's consolidated book value was $27.4 million.

     First Federal, with total assets of approximately $327 million as of March 1, 1994, operates seven banking offices in Charlotte, North Carolina and three offices in the communities of Biscoe, Rockingham and Troy. The sale is subject to customary conditions, including the approval of regulatory authorities. Closing is expected by August 1, 1994.

     As part of the proposed transaction, Fairfield is expected to repurchase from First Federal lot and timeshare contracts receivable and related assets which First Federal previously acquired from Fairfield. At December 31, 1993, the contracts receivable had a net book value of approximately $53.3 million and a weighted average yield of 11.6%. Fairfield will also purchase certain real estate, classified loans, joint venture interests and other assets with a book value at March 28, 1994 net of reserves, of up to $19.8 million. Fairfield intends to either dispose of, or monetize, these assets following the closing. Any gain from the sale of First Federal may be reduced by additional write-downs of these assets.

     "Fairfield continues to focus its activities on Leisure Products", said John W. McConnell, President and Chief Executive Officer. "While First Federal is profitable, we can more effectively employ our capital in our higher-return vacation ownership business, which includes the financing of lot and timeshare contracts. The sale of First Federal will contribute to the growth of our Leisure Products business."

     Fairfield will fund the purchase of selected assets and contracts receivable in part from the sale proceeds and in part from borrowings under a revolving credit agreement with The First National Bank of Boston.

     Fairfield Communities, Inc., incorporated in 1969, is one of the nation's largest vacation ownership companies. Fairfield operates 15 resort and home developments in ten states throughout the Sun Belt, providing vacation products, recreational facilities, homesites, primary and secondary residences to over 121,500 property owners.